ADVANTEST CORPORATION
AND SUBSIDIARIES

  Consolidated Balance Sheets (Unaudited)

	Yen (Millions)
Assets	March 31, 2015	December 31, 2015

Current assets:
Cash and cash equivalents	¥97,574	80,929
Trade receivables, net	24,960	21,703
Inventories	37,210	37,347
Other current assets	5,057	6,595

Total current assets	164,801	146,574

Investment securities	2,249	2,273
Property, plant and equipment, net of accumulated depreciation of 45,567 million yen	38,480	36,293
and 46,293 million yen, as of March 31, 2015 and December 31, 2015, respectively
Intangible assets, net of accumulated amortization of 2,489 million yen	4,085	3,501
and 3,057 million yen, as of March 31, 2015 and December 31, 2015, respectively
Goodwill	54,590	54,747
Other assets	8,836	8,597

Total assets	¥273,041	251,985

The accompanying notes, together with the Notes to Consolidated Financial Statements included in Advantest’s Annual Report on Form 20-F for the year ended March 31, 2015 are an integral part of the consolidated financial statements.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Consolidated Balance Sheets (Unaudited)

	Yen (Millions)
Liabilities and Stockholders’ Equity	March 31, 2015	December 31, 2015

Current liabilities:
Trade accounts payable	¥18,101	10,103
Accrued expenses	10,482	5,364
Income taxes payable	2,106	2,419
Accrued warranty expenses	1,525	1,721
Corporate bonds - current portion	10,000	—
Customer prepayments	4,900	3,561
Other current liabilities	2,572	3,541

Total current liabilities	49,686	26,709

Corporate bonds	15,000	15,000
Convertible bonds	30,119	30,096
Accrued pension and severance costs	35,034	35,919
Other liabilities	2,264	1,963

Total liabilities	132,103	109,687

Commitments and contingent liabilities

Stockholders’ equity:
Common stock,
Authorized 440,000,000 shares; issued 199,566,770 shares	32,363	32,363
Capital surplus	43,770	43,761
Retained earnings	141,104	141,177
Accumulated other comprehensive income	18,387	19,582
Treasury stock, 25,020,294 shares and 24,993,916 shares as of March 31, 2015 and December 31, 2015, respectively	(94,686)	(94,585)

Total stockholders’ equity	140,938	142,298

Total liabilities and stockholders’ equity	¥273,041	251,985

The accompanying notes, together with the Notes to Consolidated Financial Statements included in Advantest’s Annual Report on Form 20-F for the year ended March 31, 2015 are an integral part of the consolidated financial statements.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Consolidated Statements of Operations (Unaudited)

	Yen (Millions)
	Nine months ended	Nine months ended
	December 31, 2014	December 31, 2015

Net sales	¥119,902	116,648
Cost of sales	53,342	51,694

Gross profit	66,560	64,954

Research and development expenses	22,814	23,396
Selling, general and administrative expenses	33,724	35,396
Impairment charge	211	—

Operating income	9,811	6,162

Other income (expense):
Interest and dividend income	150	245
Interest expense	(103)	(79)
Gain on sale of investment securities	677	22
Other, net	2,770	115

Total other income (expense)	3,494	303

Income before income taxes	13,305	6,465

Income tax expense	4,064	2,841

Net income	¥9,241	3,624

	Yen
	Nine months ended	Nine months ended
	December 31, 2014	December 31, 2015

Net income per share:
Basic	¥53.05	20.76
Diluted	47.96	18.73

The accompanying notes, together with the Notes to Consolidated Financial Statements included in Advantest’s Annual Report on Form 20-F for the year ended March 31, 2015 are an integral part of the consolidated financial statements.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Consolidated Statements of Operations (Unaudited)

	Yen (Millions)
	Three months ended	Three months ended
	December 31, 2014	December 31, 2015

Net sales	¥40,959	29,983
Cost of sales	17,645	11,979

Gross profit	23,314	18,004

Research and development expenses	7,792	7,418
Selling, general and administrative expenses	11,892	11,172
Impairment charge	211	—

Operating income (loss)	3,419	(586)

Other income (expense):
Interest and dividend income	62	91
Interest expense	(35)	(24)
Gain on sale of investment securities	118	22
Other, net	1,724	657

Total other income (expense)	1,869	746

Income before income taxes	5,288	160

Income tax expense	632	967

Net income (loss)	¥4,656	(807)

	Yen
	Three months ended	Three months ended
	December 31, 2014	December 31, 2015

Net income (loss) per share:
Basic	¥26.73	(4.63)
Diluted	24.15	(4.63)

The accompanying notes, together with the Notes to Consolidated Financial Statements included in Advantest’s Annual Report on Form 20-F for the year ended March 31, 2015 are an integral part of the consolidated financial statements.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Loss) (Unaudited)

	Yen (Millions)
	Nine months ended	Nine months ended
	December 31, 2014	December 31, 2015

Comprehensive income (loss)
Net income	¥9,241	3,624
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	18,440	51
Net unrealized gains (losses) on investment securities：	(302)	38
Pension related adjustments	784	1,106

Total other comprehensive income	18,922	1,195

Total comprehensive income	¥28,163	4,819

	Yen (Millions)
	Three months ended	Three months ended
	December 31, 2014	December 31, 2015

Comprehensive income (loss)
Net income (loss)	¥4,656	(807)
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	11,779	605
Net unrealized gains (losses) on investment securities：	69	159
Pension related adjustments	252	368

Total other comprehensive income	12,100	1,132

Total comprehensive income	¥16,756	325

The accompanying notes, together with the Notes to Consolidated Financial Statements included in Advantest’s Annual Report on Form 20-F for the year ended March 31, 2015 are an integral part of the consolidated financial statements.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Consolidated Statements of Cash Flows (Unaudited)

	Yen (Millions)
	Nine months ended	Nine months ended
	December 31, 2014	December 31, 2015

Cash flows from operating activities:
Net income	¥9,241	3,624
Adjustments to reconcile net income to net cash
provided by (used in) operating activities:
Depreciation and amortization	3,769	3,968
Deferred income taxes	(75)	435
Gain on sale of investment securities	(677)	(22)
Changes in assets and liabilities:
Trade receivables	(5,617)	2,897
Inventories	(1,551)	(130)
Trade accounts payable	718	(7,753)
Other account payable	953	(125)
Accrued expenses	1,096	(5,172)
Income taxes payable	3,208	288
Accrued warranty expenses	(216)	188
Customer prepayments	493	(1,502)
Accrued pension and severance costs	323	2,022
Other	810	(854)

Net cash provided by (used in) operating activities	12,475	(2,136)

Cash flows from investing activities:
Proceeds from sale of available-for-sale securities	1,806	54
Proceeds from sale of property, plant and equipment	59	509
Purchases of property, plant and equipment	(2,486)	(2,151)
Purchases of intangible assets	(307)	(292)
Other	27	(51)

Net cash provided by (used in) investing activities	(901)	(1,931)

Cash flows from financing activities:
Redemption of corporate bonds	—	(10,000)
Dividends paid	(1,666)	(3,339)
Other	114	(22)

Net cash provided by (used in) financing activities	(1,552)	(13,361)

Net effect of exchange rate changes on cash and cash equivalents	6,126	783

Net change in cash and cash equivalents	16,148	(16,645)

Cash and cash equivalents at beginning of period	68,997	97,574

Cash and cash equivalents at end of period	¥85,145	80,929

The accompanying notes, together with the Notes to Consolidated Financial Statements included in Advantest’s Annual Report on Form 20-F for the year ended March 31, 2015 are an integral part of the consolidated financial statements.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

(1) Accounting Principles, Procedures and the Presentation of the Consolidated Financial Statements

(a)	Terminology, Form and Method of Preparation of the Consolidated Financial Statements

Advantest Corporation (the “Company”) and its consolidated subsidiaries (collectively, “Advantest”) prepare its consolidated financial statements in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).  U.S. GAAP is codified in the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”), which is the source of authoritative accounting principles recognized by the FASB.
Advantest prepared the accompanying interim consolidated financial statements in conformity with U.S. GAAP, consistent in all material respects with those applied in Advantest’s Annual Report on Form 20-F for the year ended March 31, 2015.
The interim financial statements are unaudited, but reflect all normal adjustments that are, in the opinion of management, necessary to provide a fair presentation of results for the interim periods presented. This interim information should be read with the consolidated financial statements in Advantest’s Annual Report on Form 20-F for the year ended March 31, 2015.

(b)	Preparation of the Consolidated Financial Statements and Registration with the U.S. Securities and Exchange Commission

The Company became listed on the New York Stock Exchange on September 17, 2001 (local time) by means of an issuance of American Depository Shares, and has been filing a Form 20-F (equivalent to the Annual Securities Report in Japan) with the U.S. Securities and Exchange Commission since the year ended March 31, 2002.  Advantest prepares the consolidated financial statements in its Form 20-F in accordance with U.S. GAAP.

(c)	Significant differences from the preparation of financial statements under Japanese GAAP

Of the accounting principles, procedures and method of presentation adopted by Advantest, the following is a brief summary description of certain significant differences from the preparation of financial statements using the accounting principles, procedures and methods of presentation under Japanese GAAP, as required under the Financial Instruments and Exchange Law of Japan:

(i) Allowance for compensated absences
An allowance is provided for the right of employees to receive compensated absences in the future.

(ii) Business Combination
Goodwill arising from business combination is not amortized, but instead is tested for impairment at least annually.

(iii) Stock option
Unused gains from stock based compensation are not recognized upon expiration of stock option.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

(2) Description of Business and Summary of Significant Accounting Policies and Practices

(a)	Description of Business

Advantest manufactures and sells semiconductor and component test system products and mechatronics-related products such as test handlers and device interfaces.  Advantest also engages in research and development activities and provides maintenance and support services associated with these products.

Description of the business by segment is as follows:

The semiconductor and component test system segment provides customers with test system products for the semiconductor industry and the electronic parts industry.  Product lines provided in the semiconductor and component test system segment include test systems for SoC (“System-on-a-Chip”) semiconductors for non memory semiconductor devices and test systems for memory semiconductors for memory semiconductor devices.

The mechatronics system segment provides product lines such as test handlers, mechatronic-applied products for handling semiconductor devices, device interfaces that serve as interfaces with the devices that are measured and operations related to nano-technology products.

The services, support and others segment consists of comprehensive customer solutions provided in connection with the above segments, support services, equipment lease business and others.

(b)	Accounting Changes and Accounting Standards Not Yet Adopted

In May 2014, the FASB issued the accounting standard for revenue from contracts with customers. This standard supersedes virtually all existing revenue recognition requirements under U.S. GAAP and requires an entity to apply the five steps to recognize revenue from contracts with customers unless the contracts are in the scope of other U.S. GAAP requirements. Additionally, an entity should disclose quantitatively and qualitatively sufficient information including contract with customers, significant judgements, and assets recognized from the costs to obtain or fulfill a contract. The entity should apply the amendments in this standard using one of the following two methods; retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying this standard recognized at the date of the initial application. This standard was originally planned to be effective for annual reporting periods beginning after December 15, 2016, however, in April 2015, the FASB proposed a one-year delay in the effective date and the proposition was officially determined in July 2015. Early adoption as of the original effective date is permitted. Advantest is currently evaluating the adoption date and the effect that this adoption will have on its consolidated results of operations and financial condition.
In November 2015, the FASB amended the accounting guidance for the presentation of deferred income taxes. This new guidance requires that deferred tax liabilities and assets be classified as noncurrent in a consolidated balance sheet. The guidance is effective for fiscal years beginning after December 15, 2016 and interim periods within those fiscal years with early adoption permitted. The guidance is required to be adopted by Advantest in the first quarter beginning April 1, 2017. Advantest is currently evaluating the adoption date and the effect that this adoption will have on its consolidated results of operations and financial condition.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

(c)	Reclassification

Certain reclassifications have been made to the prior fiscal year’s consolidated financial statements to conform to the current quarter and year-to-date presentation.

(3) Inventories
Inventories at March 31, 2015 and December 31, 2015 were composed of the following:

	Yen (Millions)
	March 31, 2015	December 31, 2015

Finished goods	¥12,287	8,855
Work in process	12,999	16,156
Raw materials and supplies	11,924	12,336

	¥37,210	37,347

(4) Investment Securities
Marketable equity securities are classified as available-for-sale securities. The acquisition cost, gross unrealized gains, gross unrealized losses and fair value at March 31, 2015 and December 31, 2015 were as follows:

	Yen (Millions)
	March 31, 2015
	Acquisition cost	Gross unrealized gains	Gross unrealized losses	Fair value
Noncurrent:
Available-for-sale:
Equity securities	¥987	786	–	1,773

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

	Yen (Millions)
	December 31, 2015
	Acquisition cost	Gross unrealized gains	Gross unrealized losses	Fair value
Noncurrent:
Available-for-sale:
Equity securities	¥953	860	16	1,797

Equity securities consist primarily of stocks issued by Japanese listed companies.

Proceeds from the sale of available-for-sale securities for the nine months and three months ended December 31, 2014 were ¥1,542 million and ¥250 million, respectively. Gross realized gains on available-for-sale securities for the nine months and three months ended December 31, 2014 were ¥677 million and ¥118 million, respectively. Proceeds from the sale of available-for-sale securities for the nine months and three months ended December 31, 2015 were ¥38 million, respectively. Gross realized gains on available-for-sale securities for the nine months and three months ended December 31, 2015 were ¥22 million, respectively. No losses were realized on the sale of available-for-sale securities for the nine months and the three months ended December 31, 2014 and 2015, respectively.

Gross unrealized losses on available-for-sale securities and the fair value of the related securities, aggregated by length of time that individual securities have been in a continuous unrealized loss position, at March 31, 2015 and December 31, 2015, were as follows:

Yen (Millions)
March 31, 2015
	Less than 12 months		12 months or longer
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Noncurrent:
Available-for-sale:
Equity securities	¥–	–	–	–

	Yen (Millions)
	December 31, 2015
	Less than 12 months		12 months or longer
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Noncurrent:
Available-for-sale:
Equity securities	¥61	16	–	–

Advantest maintains non-marketable equity securities, which are recorded at cost and included in “investment securities” in the consolidated balance sheets. The carrying amounts of non-marketable equity securities were ¥476 million and ¥476 million at March 31, 2015 and December 31, 2015, respectively. Advantest had not estimated the fair value of these non-marketable equity securities aggregating ¥476 million and ¥476 million at March 31, 2015 and December 31, 2015, respectively, since it was not practicable to estimate the fair value of the investments due to the lack of readily determinable fair values and difficulty in estimating fair value without incurring excessive cost. Non-marketable equity securities that had impairment indicators were evaluated to determine whether the investments were impaired and the impairment, if any, was other than temporary.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

(5) Derivative Financial Instruments

Advantest uses derivative instruments primarily to manage exposures to foreign currency. The primary objective in holding derivatives is to reduce the volatility of earnings and cash flows associated with changes in foreign currency. The instruments are not designated for trading or speculative purposes. Derivative financial instruments contain an element of risk in the event the counterparties are unable to meet the terms of the agreements. However, Advantest minimizes risk exposure by limiting the counterparties to major international banks and financial institutions meeting established credit guidelines. Management of Advantest does not expect any counterparty to default on its obligations and, therefore, does not expect to incur any losses due to counterparty default on its obligations. Advantest generally does not require or place collateral for these derivative financial instruments.

Advantest recognizes derivative instruments as either assets or liabilities on the consolidated balance sheet at fair value. Changes in fair value of the derivatives are recorded as other income (expense).

Derivatives not designated as hedging instruments
Derivatives not designated as hedging instruments consist primarily of foreign exchange forward contracts to reduce Advantest’s risk associated with exchange rate fluctuations, as gains and losses on these contracts are intended to offset exchange losses and gains on underlying exposures. Changes in fair value of foreign exchange contracts are recognized in earnings under the caption of other income (expense).

There were neither outstanding foreign exchange contracts to exchange currencies among Japanese yen, US dollar and Euro nor balances on the consolidated balance sheet at March 31, 2015 and December 31, 2015.

Effect of derivative instruments on the consolidated statements of operations

Derivatives not designated as hedging instruments
The effects of derivatives not designated as hedging instruments on the consolidated statements of operations for the nine and three months ended December 31, 2014 and 2015 were as follows:

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

		Yen (Millions)
		Amount of gain (loss) recognized in income on derivatives
	Location of gain (loss) recognized in income on derivatives	Nine months ended December 31, 2014	Nine months ended December 31, 2015

Foreign exchange contracts	Other income	¥19	83

		Yen (Millions)
		Amount of gain (loss) recognized in income on derivatives
	Location of gain (loss) recognized in income on derivatives	Three months ended December 31, 2014	Three months ended December 31, 2015

Foreign exchange contracts	Other income	¥2	63

(6) Fair Value Measurement
Disclosure about the fair value of Financial Instruments
The following table presents the carrying amounts and estimated fair values of Advantest’s financial instruments at March 31, 2015 and December 31, 2015.  Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instrument.  These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision.  Changes in assumptions could significantly affect the estimates.

	Yen (Millions)
	March 31, 2015		December 31, 2015
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets:
Investment securities
Available-for-sale securities	¥1,773	1,773	1,797	1,797
Financial liabilities:
Corporate bonds (Including current portion)	25,000	25,024	15,000	15,054
Convertible bonds	30,119	33,555	30,096	30,285

The carrying amounts of available-for-sale securities are included in the consolidated balance sheets under investment securities.

The following methods and assumptions are used to estimate the fair value of each class of financial instruments:

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

Cash and cash equivalents, trade receivables and trade accounts payable:  The carrying amounts approximate fair value because of the short maturity of these instruments.

Available-for-sale securities:  The fair values of available-for-sale equity securities are based on quoted market prices at the reporting date for those investments.

Corporate bonds (including current portion) and convertible bonds:  The fair values of corporate bonds (including current portion) and convertible bonds are estimated using quoted market prices, and are classified as Level 2.

Fair Value Hierarchy
U.S. GAAP defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date.  Additionally the inputs to valuation techniques used to measure fair value are prioritized into the following three levels:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
Level 2 - Observable inputs other than quoted prices included within Level 1 for the asset or liability, either directly or indirectly.
Level 3 - Unobservable inputs for the asset or liability.

Assets / Liabilities Measured at Fair Value on a Recurring Basis
As of March 31, 2015 and December 31, 2015, the carrying amounts of assets and liabilities that were measured at fair value on a recurring basis by level was as follows:

		Yen (Millions)
		Fair Value Measurements at March 31, 2015
	Total	Level 1	Level 2	Level 3

Assets
Available-for-sale equity securities	¥1,773	1,773	–	–
Total assets measured at fair value	1,773	1,773	–	–

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

		Yen (Millions)
		Fair Value Measurements at December 31, 2015
	Total	Level 1	Level 2	Level 3

Assets
Available-for-sale equity securities	¥1,797	1,797	–	–
Total assets measured at fair value	1,797	1,797	–	–

As of March 31, 2015 and December 31, 2015, there were no amount of liabilities, which were measured at fair value on a recurring basis.

Adjustments to fair value of available-for-sale equity securities are recorded as an increase or decrease, net of tax, in accumulated other comprehensive income (loss) except where losses are considered to be other than temporary, in which case the losses are recorded in impairment losses on investment securities.

    Assets / Liabilities Measured at Fair Value on a Nonrecurring Basis
As of March 31, 2015, the carrying amount of assets and liabilities, which were measured at fair value on a nonrecurring basis by level during the year ended March 31, 2015 was as follows:

		Yen (Millions)
		Fair Value Measurements at March 31, 2015
	Total	Level 1	Level 2	Level 3

Assets
Assets held for sale	¥122	–	–	122
Total assets measured at fair value	122	–	–	122

As of December 31, 2015, there were no amount of assets and liabilities, which were measured at fair value on a nonrecurring basis.

For the three month ended December 31, 2014, Advantest recognized an impairment loss of ¥211 million on long-lived assets when the carrying amounts of the assets are considered to be unrecoverable and this loss was included in impairment charge in the accompanying quarterly consolidated statements of operations.

The fair value of the assets held for sale was determined based on a third-party appraisal using similar assets and sales. The property, plant and equipment and the intangible assets are valued using the income approaches based on present value of expected future cash flows.  The fair value is classified as Level 3 because significant unobservable inputs were involved in the fair value measurements.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

(7) Corporate Bonds and Convertible Bonds
The carrying values of corporate bonds and convertible bonds at March 31, 2015 and December 31, 2015 were as follows:
	Yen (Millions)
	March 31, 2015	December 31, 2015

Unsecured 0.416% bonds, due May 25, 2015	¥10,000	－
Unsecured 0.606% bonds, due May 25, 2017	15,000	15,000
Corporate bonds	¥25,000	15,000

Unsecured zero coupon convertible bonds, due March 14, 2019	¥30,000	30,000
Add unamortized premium	119	96
Convertible bonds	¥30,119	30,096

The unsecured bonds, due May 25, 2015, were repaid in full as scheduled.
In March 2014, the Company issued ¥30,000 million zero coupon convertible bonds due 2019 (the “Zero Coupon Convertible Bonds”). The bondholders are entitled to stock acquisition rights effective from April 1, 2014 to February 28, 2019. The initial conversion price is ¥1,655 per common share. Aside from the standard anti-dilution provisions, the conversion price is reduced for a certain period before an early redemption is triggered upon the occurrence of certain corporate events including a merger, corporate split, delisting and squeeze-out event. The reduced amount of the conversion price will be determined by a formula which is based on the effective date of the reduction and the Company’s common stock price. The reduced conversion price ranges from ¥1,123 to ¥1,655 per common share. The conversion price is also adjusted for dividends in excess of 15 yen per common share per fiscal year. The bondholders may require the Company to redeem the Zero Coupon Convertible Bonds, on or after a reduction in the conversion price is triggered, at 100.0% of its principal amount, together with a redemption premium which begins at 3.0% of the principal amount and ends at zero, amortized on a straight-line basis over the term of the Zero Coupon Convertible Bonds. In addition, the Company has the option to redeem all of the Zero Coupon Convertible Bonds outstanding at 100.0% of the principal amount, if less than 10.0% of the original issuance is outstanding.

(8) Income Taxes
As of December 31, 2014 and 2015, the estimated annual effective tax rate differ from the 35.4 and 32.8 percent statutory income tax rate in Japan primarily due to changes in valuation allowance on deferred tax assets and differences in statutory tax rates of foreign subsidiaries and earnings of the company and its subsidiaries.

(9) Other Comprehensive Income (Loss)
Changes in accumulated other comprehensive income (loss) for the nine months ended December 31, 2014 and 2015 were as follows:

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

	Yen (Millions)
	Nine months ended December 31, 2014
	Foreign currency translation adjustment	Net unrealized gains (losses) on investment securities	Pension related adjustment	Accumulated other comprehensive income (loss)

Balance at March 31, 2014	¥16,489	907	(12,070)	5,326
Other comprehensive income
(loss) before reclassifications	18,440	136	46	18,622
Amounts reclassified from
Accumulated other comprehensive
Income (loss)	–	(438)	738	300
Net change during the period	18,440	(302)	784	18,922
Balance at December 31, 2014	¥34,929	605	(11,286)	24,248

	Yen (Millions)
	Nine months ended December 31, 2015
	Foreign currency translation adjustment	Net unrealized gains (losses) on investment securities	Pension related adjustment	Accumulated other comprehensive income (loss)

Balance at March 31, 2015	¥33,963	641	(16,217)	18,387
Other comprehensive income
(loss) before reclassifications	51	55	0	106
Amounts reclassified from
Accumulated other comprehensive
Income (loss)	–	(17)	1,106	1,089
Net change during the period	51	38	1,106	1,195
Balance at December 31, 2015	¥34,014	679	(15,111)	19,582

Reclassifications out of accumulated other comprehensive income (loss) for the nine months and three months ended December 31, 2014 and 2015 were as follow:

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

	Yen (Millions)
	Amount reclassified from accumulated other comprehensive income (loss) (1)
	Nine months ended December 31, 2014	Nine months ended December 31, 2015	Affected line items in consolidated statements of operations
Unrealized gains and
losses on investment securities	¥(677)	(22)	Other income (expense): Other, net
	239	5	Income taxes
	(438)	(17)	Net income (loss)

Pension liability adjustments
Amortization of actuarial loss	965	1,476	(2)
Amortization of prior service cost	(126)	(126)	(2)
	(101)	(244)	Income taxes
	738	1,106	Net income
Total amount reclassified, net of tax	¥300	1,089

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

	Yen (Millions)
	Amount reclassified from accumulated other comprehensive income (loss) (1)
	Three months ended December 31, 2014	Three months ended December 31, 2015	Affected line items in consolidated statements of operations
Unrealized gains and
losses on investment securities	(118)	(22)	Other income(expense): Other, net
	41	5	Income taxes
	(77)	(17)	Net income (loss)

Pension liability adjustments
Amortization of actuarial loss	324	480	(2)
Amortization of prior service cost	(42)	(42)	(2)
	(35)	(78)	Income taxes
	247	360	Net income
Total amount reclassified, net of tax	170	343

(1)	Amounts in parentheses indicate gain in consolidated statements of operations.
(2)	The accumulated other comprehensive income components are included in the computation of net periodic pension cost (see note 10 for additional details).

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)
(10) Accrued Pension and Severance Costs
The components of net periodic benefit cost recognized were as follows:
	Yen (Millions)
	Nine months ended
	December 31, 2014		December 31, 2015
	Japanese Plans	Non-Japanese Plans	Japanese Plans	Non-Japanese Plans

Service cost	¥1,332	413	1,413	557
Interest cost	453	397	384	275
Expected return on plan assets	(502)	(302)	(704)	(325)
Amortization of unrecognized:
Net actuarial (gain) or loss	673	292	678	798
Prior service (benefit) cost	(126)	–	(126)	–

Net periodic benefit cost	¥1,830	800	1,645	1,305

	Yen (Millions)
	Three months ended
	December 31, 2014		December 31, 2015
	Japanese Plans	Non-Japanese Plans	Japanese Plans	Non-Japanese Plans

Service cost	¥444	126	471	176
Interest cost	151	135	128	87
Expected return on plan assets	(167)	(103)	(235)	(103)
Amortization of unrecognized:
Net actuarial (gain) or loss	224	100	226	254
Prior service (benefit) cost	(42)	–	(42)	–

Net periodic benefit cost	¥610	258	548	414

(11) Dividends
Based on the resolution for the payment of year-end dividends at the Board of Directors meeting held on May 28, 2014, Advantest declared cash dividends totaling ¥871 million, or ¥5 per share of common stock on June 3, 2014 to stockholders of record on March 31, 2014.
Based on the resolution for the payment of interim dividends at the Board of Directors meeting held on October 28, 2014, Advantest declared cash dividends totaling ¥871 million, or ¥5 per share of common stock on December 1, 2014 to stockholders of record on September 30, 2014.
Based on the resolution for the payment of year-end dividends at the Board of Directors meeting held on May 27, 2015, Advantest declared cash dividends totaling ¥1,745 million, or ¥10 per share of common stock on June 2, 2015 to stockholders of record on March 31, 2015.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

Based on the resolution for the payment of interim dividends at the Board of Directors meeting held on October 26, 2015, Advantest declared cash dividends totaling ¥1,746 million, or ¥10 per share of common stock on December 1, 2015 to stockholders of record on September 30, 2015.

(12) Accrued Warranty Expenses
Advantest’s products are generally subject to warranty, and Advantest provides an allowance for such estimated costs when product revenue is recognized. To provide for future repairs during warranty periods, estimated repair expenses over the warranty period are accrued based on the historical ratio of actual repair expenses to corresponding sales, and any facts and circumstances that occurred.

Changes in accrued warranty expenses for the nine months ended December 31, 2014 and 2015 were summarized as follows:
	Yen (Millions)
	Nine months ended
	December 31, 2014	December 31, 2015

Balance at beginning of period	¥1,589	1,525
Addition	1,837	3,038
Reduction	(2,059)	(2,840)
Translation adjustments	79	(2)

Balance at end of period	¥1,446	1,721

(13) Other income (expense)
Other income (expense) includes foreign exchange gains of ¥2,590 million and ¥1,654 million for the nine months and the three months ended December 31, 2014, respectively.
Other income (expense) includes foreign exchange gains (losses) of ¥ (144) million and ¥497 million for the nine months and the three months ended December 31, 2015, respectively.

(14) Operating Segment Information
Advantest manufactures and sells semiconductor and component test system products and mechatronics-related products such as test handlers and device interfaces.  Advantest also engages in research and development activities and provides maintenance and support services associated with these products. Advantest’s organizational structure consists of three reportable operating segments, which are the design, manufacturing, and sale of semiconductor and component test systems, mechatronics systems and services, support and others.  These reportable operating segments are determined based on the nature of the products and the markets. Segment information is prepared on the same basis that Advantest’s management reviews financial information for operational decision making purposes.

Reportable operating segment information for the nine months and three months ended December 31, 2014 and 2015 was as follows:

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

	Yen (Millions)
	Nine months ended December 31, 2014
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
Net sales to unaffiliated customers	¥79,972	20,217	19,713	－	119,902
Inter-segment sales	80	－	－	(80)	－
Net sales	80,052	20,217	19,713	(80)	119,902
Operating income (loss) before stock option compensation expense	10,255	2,620	2,440	(5,504)	9,811
Adjustment:
Stock option compensation expense					－
Operating income					¥9,811

	Yen (Millions)
	Nine months ended December 31, 2015
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
Net sales to unaffiliated customers	¥69,344	24,865	22,439	－	116,648
Inter-segment sales	40	－	－	(40)	－
Net sales	69,384	24,865	22,439	(40)	116,648
Operating income (loss) before stock option compensation expense	2,450	4,026	3,911	(4,225)	6,162
Adjustment:
Stock option compensation expense					－
Operating income					¥6,162

	Yen (Millions)
	Three months ended December 31, 2014
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
Net sales to unaffiliated customers	¥25,047	9,117	6,795	－	40,959
Inter-segment sales	14	－	－	(14)	－
Net sales	25,061	9,117	6,795	(14)	40,959
Operating income (loss) before stock option compensation expense	2,351	1,906	872	(1,710)	3,419
Adjustment:
Stock option compensation expense					－
Operating income (loss)					¥3,419

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

	Yen (Millions)
	Three months ended December 31, 2015
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
Net sales to unaffiliated customers	¥18,176	4,607	7,200	－	29,983
Inter-segment sales	16	－	－	(16)	－
Net sales	18,192	4,607	7,200	(16)	29,983
Operating income (loss) before stock option compensation expense	(329)	(483)	1,580	(1,354)	(586)
Adjustment:
Stock option compensation expense					－
Operating income (loss)					¥(586)

Adjustments to operating income (loss) in Corporate principally represent corporate general and administrative expenses and research and development expenses related to fundamental research activities that are not allocated to operating segments.

Advantest uses the operating income (loss) before stock option compensation expense for management’s analysis of business segment results.

(15) Per Share Data
The following table sets forth the computation of basic and diluted net income (loss) per share for the nine months and three months ended December 31, 2014 and 2015:

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

	Yen (Millions) except share and per share data
	Nine months ended	Nine months ended
	December 31, 2014	December 31, 2015
Numerator:
Net income	¥9,241	3,624
Dilutive effect of exercise of convertible bonds	(12)	(12)
Diluted net income	9,229	3,612

Denominator:
Basic weighted average shares of common stock outstanding	174,199,488	174,568,038
Dilutive effect of exercise of stock options	106,849	81,565
Dilutive effect of exercise of convertible bonds	18,126,888	18,126,888
Diluted weighted average shares of common stock outstanding	192,433,225	192,776,491

Basic net income per share	¥53.05	20.76
Diluted net income per share	¥47.96	18.73

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

	Yen (Millions) except share and per share data
	Three months ended	Three months ended
	December 31, 2014	December 31, 2015
Numerator:
Net income (loss)	¥4,656	(807)
Dilutive effect of exercise of convertible bonds	(4)	－
Diluted net income (loss)	4,652	(807)

Denominator:
Basic weighted average shares of common stock outstanding	174,219,714	174,572,969
Dilutive effect of exercise of stock options	249,457	－
Dilutive effect of exercise of convertible bonds	18,126,888	－
Diluted weighted average shares of common stock outstanding	192,596,059	174,572,969

Basic net income (loss) per share	¥26.73	(4.63)
Diluted net income (loss) per share	¥24.15	(4.63)

At December 31, 2014 and 2015, Advantest had outstanding stock options convertible into 4,385,873 and 3,905,035 shares of common stock, respectively, which were anti-dilutive and excluded from the calculation of diluted net income (loss) per share.